Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2018
Earnings
Income before income taxes	$1,964
Add/(Deduct):
Equity in net income of affiliated companies	(20)
Dividends from affiliated companies	—
Fixed charges excluding capitalized interest	2,905
Earnings	$4,849

Fixed charges
Interest expense	$2,898
Interest portion of rental expense	7
Capitalized interest	1
Total fixed charges	$2,906

Ratios
Ratio of earnings to fixed charges	1.7